Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279847

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 6, DATED AUGUST 17, 2026
TO THE PROSPECTUS, DATED APRIL 22, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 22, 2026 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 14, 2026, Supplement No. 2, dated May 18, 2026, Supplement No. 3, dated June 15, 2026, Supplement No. 4, dated July 17, 2026 and Supplement No. 5, dated August 3, 2026. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of September 1, 2026;

C.to disclose the calculation of our July 31, 2026 NAV per share/OP Unit, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared; and

E.to update disclosure in the "Experts" section of the Prospectus.

A.Status of Our Offering

We launched this offering on February 4, 2025. As of August 17, 2026, we have received gross proceeds of approximately $825.5 million from the sale of 83.9 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of August 17, 2026, approximately $1.3 billion of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $369.7 million of shares available under our distribution reinvestment plan. This is our fourth public offering, and as of August 17, 2026, we have received aggregate gross proceeds of approximately $4.4 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.September 1, 2026 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of September 1, 2026 (and repurchases as of July 31, 2026) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.19	$9.83
Class S	$10.19	$9.83
Class D	$9.83	$9.83
Class I	$9.83	$9.83
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2026. The NAV per share as of July 31, 2026 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.July 31, 2026 NAV

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, and per OP Unit for each class of OP Units, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share / OP Unit of our common stock as of July 31, 2026, as set forth, and concurred with the calculation of the new NAV per share / OP Unit.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as well as the NAV per limited partnership unit in the Operating Partnership ( "OP Units") held by parties other than the Company as of July 31, 2026 and June 30, 2026 (the NAV per share / OP Unit is the same for each class of shares of our common stock and each class of our OP Units, respectively):

	July 31, 2026		June 30, 2026
	Gross Amount	Per Share / OP Unit	Gross Amount	Per Share / OP Unit
	(in thousands)		(in thousands)
Real estate investments	$6,708,761	$19.79	$6,445,463	$19.16
Other assets	536,258	1.58	550,431	1.64
Debt and other liabilities	(3,911,327)	(11.54)	(3,706,504)	(11.02)
NAV	$3,333,692	$9.83	$3,289,390	$9.78
Shares and OP Units outstanding	338,967		336,471

Our consolidated balance sheet as of July 31, 2026 includes a liability of $49.8 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods. The NAV per share as of July 31, 2026 does not include any liability for distribution and stockholder servicing fees that may become payable after July 31, 2026, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

As of July 31, 2026, we owned interests in 55 real properties that were 94% leased and consisted of 25.0 million square feet of leasable space, based on information as of June 30, 2026, but reflective of the acquisitions of 405 Colorado and Design Center of the Carolinas in July 2026 and the dispositions of Charles Tyrwhitt DC, DSG Bristol and 5100 Cross Point in July 2026. Our portfolio was 30% levered based on the valuations of our real properties as of July 31, 2026.

The valuations of our real properties as of July 31, 2026 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.96%	5.67%	6.36%	5.51%	6.35%	5.93%
Discount rate / internal rate of return (“IRR”)	8.19%	7.08%	7.80%	7.29%	7.43%	7.40%
Average holding period (years)	8.6	8.9	9.4	9.5	8.5	9.0

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	2.59%	3.05%	2.65%	2.80%	2.58%	2.83%
	0.25% increase	(2.03)%	(3.10)%	(2.41)%	(2.65)%	(2.17)%	(2.67)%
Discount rate (weighted-average)	0.25% decrease	1.97%	1.76%	1.63%	1.86%	1.86%	1.81%
	0.25% increase	(1.92)%	(1.72)%	(1.60)%	(1.82)%	(1.82)%	(1.77)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of August 2026 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

August 2026	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Share / OP Unit	$0.052	$0.008	$0.044
Class S Share / OP Unit	$0.052	$0.007	$0.045
Class D Share / OP Unit	$0.052	$0.002	$0.050
Class I Share / OP Unit	$0.052	$—	$0.052
Class AX / JX Shares / OP Units	$0.052	$—	$0.052

The net distributions for each class of shares of our common stock and OP Units (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock and OP Units) will be payable to holders of record as of the last business day of August 2026, and will be paid on the first business day of September 2026. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Experts

The following updates the “Experts” disclosure on page 180 of the Prospectus:
The statements included in this Supplement under Section C, “July 31, 2026 NAV,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.